EXHIBIT (a)(3)

[Creative Letterhead]

Dear Shareholder:

     Creative Technology Ltd, a corporation incorporated in Singapore (“Creative”), wishes to inform all of its shareholders that Creative intends to move to a single primary stock exchange listing. Creative’s current listing on the Singapore Exchange Securities Trading Limited (“SGX-ST”) is intended to become Creative’s sole exchange listing. Creative also intends to initiate steps that will facilitate the elimination of Creative’s U.S. public reporting obligations with the intention of delisting its Ordinary Shares from the Nasdaq National Market (“NASDAQ”). The delisting from NASDAQ will not affect the status of Creative’s shares on SGX-ST.

     As you know, Creative’s Ordinary Shares are traded on both NASDAQ and the main board of SGX-ST. Creative is currently obligated to file publicly available reports with the U.S. Securities and Exchange Commission concerning its financial results and other matters. Creative currently has an exemption from having to comply with the Listing Rules of SGX-ST subject to conditions requiring Creative, among other matters, to make prompt releases to SGX-ST and the Singapore market of all announcements and filings made in the U.S. After the intended delisting from NASDAQ, Creative will retain the listing of its Ordinary Shares on the SGX-ST, and will be required to comply with the Continuing Listing Rules of the SGX-ST. SGX-ST has agreed to Creative retaining its primary listing on SGX-Mainboard upon the delisting from NASDAQ subject to compliance with the SGX-ST’s Continuing Listing Rules.

     The administrative overhead and cost of the evolving and increasingly burdensome U.S. reporting obligations have become significant, especially for Creative, a Singapore company with dual primary listings, particularly in relation to the limited benefit that Creative believes it presently derives from its NASDAQ listing. Since November 2001, Creative’s SGX-ST trading volume has significantly exceeded its NASDAQ trading volume. Creative’s NASDAQ daily trading volume has declined to a low level, representing less than one-tenth the average daily trading volume of its shares on the SGX-ST over the past six months. Additionally, over the past two years, there has been an increasing trend for Creative shares to move from NASDAQ to SGX-ST, where the majority of its shares are currently registered. For these reasons, and with the potential to substantially reduce administrative overhead costs while retaining its listing on the SGX-ST (which is also accessible to U.S. shareholders), Creative believes it to be in the best interest of Creative and its shareholders for Creative to take the steps to eliminate its U.S. public reporting obligations and seek to delist from NASDAQ while maintaining its listing on the SGX-ST.

     Creative can eliminate its U.S. public reporting obligations by reducing the number of holders of its Ordinary Shares resident in the U.S. (including holders who own shares in the name of a broker) and the number of holders of options to purchase Ordinary Shares resident in the U.S., in each case, to less than 300. If Creative terminates its U.S. public reporting obligations, Creative will also be required to delist its Ordinary Shares from NASDAQ. Creative may or may not be successful in reducing the number of holders of Ordinary Shares and options to purchase Ordinary Shares to the level required to eliminate its U.S. public reporting obligations. Even if Creative continues to be obligated to file reports in the U.S., Creative may decide to delist its Ordinary Shares from NASDAQ at an appropriate time if the number of holders of Creative’s Ordinary Shares and options resident in the U.S. are reduced to such levels as Creative deems appropriate.

     Creative intends to implement proposals to reduce the number of holders of Creative’s Ordinary Shares resident in the United States. These proposals would include the termination of the electronic transfer of Creative’s Ordinary Shares from the register of The Central Depository (Pte) Limited (“CDP”) in Singapore to accounts with brokers located in the United States (the “Flow Back Restriction”). Creative may also repurchase its Ordinary Shares on NASDAQ in an open market repurchase program (“Repurchase Program”). Both the Flow Back Restriction and Repurchase Program are more fully described below.

          Flow Back Restriction. Presently, Creative’s Ordinary Shares can be moved between SGX-ST and NASDAQ by electronic transfers through CDP or, in the case of scrip-based shares, the physical transfers of the shares. The Flow Back Restriction will stop the electronic transfer of Creative’s Ordinary Shares from the register of the CDP in Singapore to accounts with brokers located in the U.S. so that there will not be an increase in the number of shares in the U.S. arising from the electronic movement of shares from Singapore to the U.S. This will help to ensure that the number of shares in the U.S. can be reduced by the number of shares that may be bought back under the Repurchase Program and by the number of shares that may be transferred from the U.S. to CDP. The Flow Back Restriction does not prevent the physical transfer of shares from Singapore to the U.S. Effective from the date that the Flow Back Restriction is implemented, CDP will no longer accept any request for the electronic transfer of Creative Ordinary Shares out of CDP. Creative currently expects the Flow Back Restriction to commence on              , 2003.

          Repurchase Program. Creative may also reduce the number of holders of Creative’s Ordinary Shares resident in the United States by the repurchase of its Ordinary Shares on NASDAQ in an open market purchase program. The repurchase of shares is authorized under the shareholders’ mandate given by Creative’s shareholders at its last annual general meeting held on November 20, 2002, which is valid until its next annual general meeting. The share repurchase mandate allows Creative to repurchase up to 7,918,552 Ordinary Shares, which represents 10% of its outstanding Ordinary Shares as of November 20, 2002.

     Creative is currently unable to estimate the timing of the proposed delisting from NASDAQ or the termination of its U.S. reporting obligations.

     We enclose for your information a Transaction Statement on Schedule 13E-3, which provides more detailed information regarding the proposed termination of Creative’s U.S. reporting obligations, delisting of Creative’s Ordinary Shares from NASDAQ, the Repurchase

Program and the Flow Back Restriction (collectively, the “Transactions”). Please note that forward-looking statements made in any documents incorporated into the Schedule 13E-3 by reference or otherwise made in relation to the Transactions are not protected under the safe harbor for forward-looking statements provided under the Private Securities Litigation Reform Act of 1995. We urge you to read all of the enclosed materials carefully.

Sincerely,

Sim Wong Hoo
Chairman of the Board and
Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS: APPROVED OR DISAPPROVED THE TRANSACTIONS; PASSED UPON THE
MERITS OR FAIRNESS OF THE TRANSACTIONS; OR PASSED UPON THE ADEQUACY OR ACCURACY
OF THE DISCLOSURE IN THE SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.